EXHIBIT 12

                        HOWARD & HOWARD ATTORNEYS, P.C.
                      1400 N. WOODWARD AVENUE, SUITE 101
                    BLOOMFIELD HILLS, MICHIGAN  48304-2856
                           TELEPHONE: (248) 645-1483
                              FAX: (248) 645-1568


                                March 20, 1998


Municipal Securities Income Trust
Federated Investors Tower
Pittsburgh, Pennsylvania  15222-3779

Intermediate Municipal Trust
Federated Investors Tower
Pittsburgh, Pennsylvania  15222-3779

Greetings:

      We have acted as special tax counsel in connection with, and you have requested our opinion concerning the federal income tax consequences of, a transaction in which all or substantially all of the assets of Federated Pennsylvania Intermediate Municipal Trust, a portfolio of Intermediate Municipal Trust (the "Acquired Fund") will be acquired by Municipal Securities Income Trust, on behalf of its portfolio, Federated Pennsylvania Municipal Income Fund (the "Acquiring Fund"), in exchange for voting shares of beneficial interest of the Acquiring Fund. The terms and conditions of this transaction are set forth in an Agreement and Plan of Reorganization dated December 22, 1997, by and between the Acquired Fund, Federated Management, the Acquiring Fund and Federated Advisers (the "Reorganization Agreement"). This opinion is rendered to you pursuant to paragraph 8.5 of the Reorganization Agreement, and all capitalized terms used herein have the meanings assigned to them in the Reorganization Agreement.

      In rendering this opinion, we have assumed, with your consent, (a) the authenticity, due execution and continued validity of the copy of the Reorganization Agreement delivered to us for review; (b) that all transactions contemplated by the Reorganization Agreement have been duly and validly completed to effect the results set forth in the Reorganization Agreement; (c) the good standing in their respective jurisdictions of formation of all entities party to such transactions; and (d) that no proceedings to set aside or invalidate such transactions are pending or contemplated or will hereafter be instituted. As to questions of fact material to our opinion, we have relied upon the veracity of the warranties and representations set forth in Section 4 of the Reorganization Agreement and its subsections.

      We are qualified to practice law in the state of Michigan. We do not purport to express any opinion on the laws of the state of Delaware, the state of Massachusetts, the state of Ohio or the laws of any other jurisdiction other than the federal laws of the United States.

      Without limiting the generality of the foregoing, we understand that the transactions contemplated by the Reorganization Agreement include the following:

1. The Acquiring Fund and the Acquired Fund are organized as portfolios of business trusts treated as corporations for federal tax purposes. Both the Acquired Fund and the Acquiring Fund are open-end management investment companies which qualify as regulated investment companies Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Both the Acquiring Fund and the Acquired Fund are engaged in the business of investing in a professionally managed portfolio seeking current income exempt from regular federal income tax and the personal income taxes imposed by the Commonwealth of Pennsylvania by investing in Pennsylvania municipal securities.

2. On the Closing Date under the Reorganization Agreement, the Acquired Fund will transfer all or substantially all of its assets to the Acquiring Fund. In exchange, the Acquiring Fund will transfer to the Acquired Fund shares of beneficial interest in the Acquiring Fund in an amount approximately equal to the value of the assets transferred by the Acquired Fund to the Acquiring Fund net of liabilities assumed by the Acquiring Fund. The Acquired Fund will thereupon liquidate and distribute its Acquiring Fund Shares pro rata to its shareholders.

3. We have reviewed and relied upon the representations contained in the Reorganization Agreement and in certificates of Municipal Securities Income Trust and Intermediate Municipal Trust both of even date and in such other documents and instruments as we have deemed necessary for the purposes of this opinion, and have reviewed the applicable provisions of the Code, current regulations and administrative rules thereunder and pertinent case law.

      Based upon the foregoing, we are of the opinion, based on the existing provisions of the code, current administrative rules and court decisions, that, for Federal income tax purposes:

            The transfer of all or substantially all of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;

            No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares;

            No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund;

            No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

            The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization;

            The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund Shares held by such shareholder immediately prior to the Reorganization;

            The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and

            The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).

      We hereby consent to the filing of a copy of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form N-14 filed by the Acquiring Fund in connection with the Reorganization, and to the references to this firm and this opinion in the Prospectus/Proxy Statement which is contained in such Registration Statement.

      This opinion is rendered solely for the benefit of Municipal Securities Income Trust and Intermediate Municipal Trust in connection with the transactions described in the Reorganization Agreement. This opinion may not be relied upon or used by, circulated, quoted or referred to, nor may copies hereof be delivered to, any other person, firm or corporation for any purpose, without our prior written consent. We disclaim any obligation to update this letter or the opinions rendered herein with respect to events occurring or coming to our attention after the date hereof.

                                    VERY TRULY YOURS,

                                    HOWARD & HOWARD ATTORNEYS, P.C.
                                    /S/ HOWARD & HOWARD ATTORNEYS, P.C.